

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2011

<u>Via Email</u>
John North
Vice President – Finance and Corporate Controller
Lithia Motors, Inc.
360 E. Jackson Street
Medford, Oregon 97501

      Re: **Lithia Motors, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 7, 2011
              Definitive Proxy Statement on Schedule 14A
              Filed March 14, 2011
              File No. 001-14733

Dear Mr. North:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                 Sincerely,

                 /s/ Christopher F. Chase for

                 Mara L. Ransom
                 Assistant Director